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EXHIBIT 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Year Ended March 31, 2003	Year Ended March 31, 2002		Year Ended March 31, 2001	Year Ended March 31, 2000	Year Ended March 31, 1999
Consolidated pretax income (loss)	$1,244	(4,351)		19,496	11,659	(7,839)
Net amortization of debt issuance expense	1,626	1,420		1,389	1,326	1,412
Interest expense	27,048	28,553		31,653	32,637	34,830
Interest portion of rental expense	1,641	1,722		1,950	2,015	2,301

Earnings	$31,559	27,344		54,488	47,637	30,704

Interest expense	$27,048	28,553		31,653	32,637	34,830
Net amortization of debt issuance expense	1,626	1,420		1,389	1,326	1,412
Interest portion of rental expense	1,641	1,722		1,950	2,015	2,301

Fixed Charges	$30,315	31,695		34,992	35,978	38,543

Ratio of Earnings to Fixed Charges	1.04x	(a	)	1.56x	1.32x	(a	)

(a)
The deficiency in earnings required to cover fixed charges for the fiscal years ended March 31, 2002 and 1999 was $4,351 and $7,839, respectively. The deficiency in earnings to cover fixed charges is computed by subtracting earnings before fixed charges, income taxes and extraordinary items from fixed charges. Fixed charges consist of interest expense and one-third of operating lease rental expense, which is deemed to be representative of the interest factor. The deficiency in earnings required to cover fixed charges includes depreciation of property, plant and equipment and amortization of goodwill and other assets and non-cash charges which are reflected in cost of sales and selling, general and administrative expenses, in the following amounts (in thousands):

	Fiscal Year Ended
	2002	1999
Depreciation	$27,024	$29,651
Amortization	4,175	4,025
Non-cash charges	4,723	945

Total	$35,922	$34,621

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  EXHIBIT 12.1
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in Thousands)